As filed with the Securities and Exchange Commission on September 16, 2004

Registration No. 333-116162

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

NEPHROS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	13-3971809
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

3960 Broadway

New York, New York 10032

(212) 781-5113

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Norman J. Barta

President and Chief Executive Officer

3960 Broadway

New York, New York 10032

(212) 781-5113

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Thomas D. Balliett, Esq. J. Michael Mayerfeld, Esq. Kramer Levin Naftalis & Frankel LLP 919 Third Avenue New York, New York 10022 (212) 715-9100	James Martin Kaplan, Esq. Richard DiStefano, Esq. Blank Rome LLP The Chrysler Building 405 Lexington Avenue New York, New York 10174 (212) 885-5372

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the Registration Statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
common stock, $.001 par value per share	2,300,000	(2)	$7.00	$16,100,000	$2,039.87
underwriters’ warrants to purchase shares of common stock	190,000		$0.00053	$100	$0.02
common stock issuable upon exercise of the underwriters’ warrants	190,000	(3)	$8.75	$1,662,500	$210.64
Total					$2,250.53	(4)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(2)	Includes 300,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(3)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers such indeterminable number of additional shares of common stock as may be issuable as a result of any future anti-dilution adjustments made in accordance with the terms of the underwriters’ warrants.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

2

Explanatory Note:     This Amendment No. 4 to the Registration Statement on Form S-1 filed by Nephros, Inc. (the “Company”) is to file a revised version of Exhibit 1.1, Form of Underwriting Agreement, and to file the executed version of Exhibit 3.1, the Company’s Amended and Restated Certificate of Incorporation which was filed with the Secretary of State of the State of Delaware on September 10, 2004. No other changes have been made to the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement will be as follows:

Total
SEC registration fee (actual)	$2,250.53
NASD filing fee	2,512.51
Accounting fees and expenses	150,000.00
American Stock Exchange listing fee	65,000.00
Legal fees and expenses	500,000.00
Printing and engraving expenses	50,000.00
Blue Sky fees and expenses	7,500.00
Directors and officers’ insurance	25,000.00
Transfer agent and registrar fees	5,000.00
Miscellaneous expenses	60,299.96

Total	$867,563.00

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, that is one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they will have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought will determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

The Registrant’s Amended and Restated Certificate of Incorporation provides for indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL. The Registrant has obtained liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

Item 15.	Recent Sales of Unregistered Securities.

The number of shares of the Registrant’s Common Stock, par value $.001 per share (“Common Stock”), set forth below have been adjusted to reflect the Registrant’s reverse stock split effected on September 10, 2004. See the description under the heading “Description of Securities – Reverse Stock Split” in Part I of this Registration Statement.

During June 2001, the Registrant issued convertible notes payable for aggregate proceeds of $790,000. The Registrant sold such notes to Donald G. Drapkin, Ronald O. Perelman and Eric A. Rose, M.D. and certain other existing stockholders who were accredited investors. As of June 30, 2001, such notes were converted into 790,000 shares of series C convertible preferred stock. During August 2001, the Registrant sold WPPN, LP a convertible note payable for proceeds of $150,000. As of August 10, 2001, such note was converted into 150,000 shares of series C convertible preferred stock. Each purchaser of such convertible notes represented to the Registrant that it was financially sophisticated and an accredited investor.

In April 2002, the Registrant sold convertible promissory notes in the principal amount of $250,000 to Donald G. Drapkin, Ronald O. Perelman and Eric A. Rose, M.D., and certain other existing stockholders who were accredited investors. Each purchaser of such convertible notes represented to the Registrant that he was financially sophisticated and an accredited investor. In connection with such transaction, the Registrant granted the purchasers of such convertible notes the right to purchase an aggregate of 125,000 shares of the Registrant’s series A convertible preferred stock, par value $.001 per share (the “Series A Preferred Stock”) at a conversion price of $1.00 per share, exercisable through April 30, 2004. As of April 28, 2004, such convertible notes (except for $50 thereof, which we repaid) were converted into 249,950 shares of our series C convertible preferred stock, and such warrant rights were exercised to purchase an aggregate of 87,500 shares of our series A convertible preferred stock at $1.00 per share.

In June 2002, in settlement of certain amounts owed by the Registrant to Plexus Services Corp., a former supplier of engineering consulting services, the Registrant issued warrants to purchase 170,460 shares of Common Stock at an exercise price of $10.56 per share, which warrants expire in June 2007.

In August 2002, the Registrant entered into a subscription agreement with Lancer Offshore, Inc. The subscription agreement provided that Lancer Offshore, Inc. would purchase, in three installments, (1) $3,000,000 principal amount of secured notes due March 15, 2003 convertible into 340,920 shares of the Registrant’s common stock and (2) warrants to purchase until December 2007 an aggregate of approximately 68,184 shares of Common Stock at an exercise price of approximately $8.80 per share. In accordance with the subscription agreement, the first installment of securities, consisting of $1,500,000 principal amount of the notes and warrants to purchase approximately 34,092 shares of common stock, was sold. However, Lancer Offshore, Inc. failed to fund the remaining installments. Following this failure, the Registrant attempted to resolve its resulting dispute with Lancer Offshore, Inc. by entering into a settlement agreement dated as of January 31, 2003, pursuant to which, among other things: (i) the parties terminated the subscription agreement and gave mutual releases relating to it; (ii) Lancer Offshore, Inc. agreed to surrender to the Registrant all of its warrants except a portion thereof exercisable to purchase 21,308 shares of Common Stock (if adjusted for the reverse stock split pursuant to the antidilution provisions of such warrant, as amended); (iii) the warrants that were not surrendered were amended to provide that the exercise price per share and the number of shares issuable upon exercise thereof would not be adjusted as a result of a 0.2248318-for-one reverse stock split of our common stock that was contemplated at such time but never consummated; (iv) the secured convertible note in the principal amount of $1,500,000 referred to above was cancelled; (v) the Registrant agreed to issue to Lancer Offshore, Inc. at a subsequent closing an unsecured note in the same principal amount bearing no interest, not convertible into Common Stock and due on January 31, 2004 or earlier under certain circumstances; and (vi) Lancer Offshore, Inc. made a series of representations concerning its suitability and capabilities as a investor.

Lancer Offshore, Inc. never satisfied the closing conditions under this settlement agreement, and, accordingly, the Registrant never issued the $1,500,000 note that the settlement agreement provided for the Registrant to issue at such closing. The Registrant is the defendant in an action captioned Marty Steinberg, Esq. as Receiver for Lancer Offshore, Inc. v. Nephros, Inc., Case No. 04-CV-20547, pending in the U.S. District Court for the Southern District of Florida (the “Ancillary Proceeding”). That action is ancillary to a proceeding captioned Securities and Exchange Commission v. Michael Lauer, et. al., Case No. 03-CV-80612, also pending in the U.S. District Court for the Southern District of Florida, in which the court has appointed a Receiver to manage Lancer Offshore, Inc. and various related entities (the “Receivership”). In the Ancillary Proceeding, the Receiver for Lancer Offshore, Inc. seeks payment of $1,500,000, together with interest, costs and attorneys’ fees, as well as delivery of a warrant evidencing the right to purchase until December 2007 an aggregate of 75,000 shares of the Registrant’s common stock for $2.50 per share (or 21,308 shares of the Registrant’s common stock for $8.80 per share, if adjusted for the reverse stock split pursuant to the antidilution provisions of such warrant, as amended). The Registrant believes that the Registrant has valid defenses to the Receiver’s claims and the prospective claim mentioned above, and intends to contest them vigorously. Additionally, the Registrant has asserted claims for damages against Lancer Offshore, Inc. that exceed the amount sought in the Ancillary Proceeding by submitting a proof of claim in the Receivership. The Registrant has been discussing a potential settlement of all claims with the Receiver. However, there can be no assurance that these discussions or the outcome of any of these proceedings will be successful.

Lancer Offshore, Inc. may contend that the 75,000 shares and $2.50 per share exercise terms of their warrant are not subject to adjustment as a result of the Registrant’s recently completed 0.2841-for-one reverse stock split. Furthermore, Lancer Offshore, Inc. may claim that the number of shares issuable upon exercise of the warrant should actually be increased to 94,771 and the exercise price proportionally decreased to $1.98 per share, upon consummation of the recently completed reverse stock split to adjust for the difference between the split contemplated in the warrants (0.2248318-for-one) and our recently completed split (0.2841-for-one). The Registrant believes that the plain language of the amended warrant only excepts from adjustment the specific reverse stock split referred to in the Registrant’s registration statement that had been filed with the SEC at such time and was later withdrawn. In addition to the plain language of the amendment, the Registrant believes certain equitable considerations support its position that the warrant is subject to adjustment for the Registrant’s recently completed 0.2841-for-one reverse stock split.

In December 2002, the Registrant issued two promissory notes in the aggregate principal amount of $250,000 to Joseph Giamanco and George Hatsopoulous. Each of these loans was payable on the earlier to occur of (i) 30 days after the consummation of our initial public offering and (ii) December 26, 2003. Each of these loans accrued interest, calculated quarterly in arrears, at a rate of 7% per annum from December 26, 2002 to March 31, 2003, 10% per annum from April 1, 2003 to April 30, 2003, and 15% per annum from May 1, 2003 to December 26, 2003. In connection with these loans, the Registrant issued the holders thereof warrants to purchase an aggregate of 5,549 shares of Common Stock, and paid Hermitage Capital Corporation, as placement agent, an aggregate amount of $25,000. On September 22, 2003, the Registrant prepaid the outstanding principal of, and all $21,842 of accrued interest on, these promissory notes in full. Messrs. Giamanco and Hatsopoulous each represented to the Registrant that he was financially sophisticated and an accredited investor.

In June 2003, the Registrant sold convertible bridge notes in the aggregate principal amount of $1,000,000 at face value to twenty-three of its existing security holders, including Donald G. Drapkin, Ronald O. Perelman, BW Employee Holdings LLC, and WPPN, LP. Each purchaser of such bridge notes represented to the Registrant that it was financially sophisticated and an accredited investor. The outstanding principal amount of such convertible bridge notes, together with interest at the rate of 6% per annum, would become due and payable on January 26, 2004. As of September 11, 2003, each of the holders of such bridge notes converted its bridge note into shares of our series D convertible preferred stock at a conversion price equal to the liquidation preference of the series D convertible preferred stock, in accordance with the terms thereof. Pursuant to the terms of the bridge notes, in order to convert each holder’s bridge note, such holder was required to commit to purchase, for the aggregate liquidation preference thereof, a number of additional shares of series D convertible preferred stock having an aggregate liquidation preference equal to any amount, at such holder’s option, between 9 and 11 times the principal amount of the bridge note being converted. The purchase of the additional shares of series D convertible preferred stock occurred in three installments, with 3,993,793 shares purchased at the time of conversion on September 11, 2003, another 3,000,000 shares purchased as of December 1, 2003, and the remaining 3,811,538 shares purchased as of March 3, 2004. See “Certain Transactions – Bridge Financing.”

The issuances of the above securities were considered to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in these transactions. All recipients either received adequate information about us or had access to such information.

Item 16.	Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

1.1	Form of Underwriting Agreement. (1)

3.1	Amended and Restated Certificate of Incorporation of the Registrant.

3.2**	Amended and Restated By-laws of the Registrant.

4.1**	Specimen of Common Stock Certificate of the Registrant.

4.2**	Form of Underwriter’s Warrant.

4.3**	Form of Convertible Promissory Note due August 7, 2002.

4.4**	Form of Senior Convertible Bridge Notes due 2004.

4.5**	Class C Warrant for the Purchase of Shares of Common Stock, dated September 22, 2003, issued to Joseph Giamanco by the Registrant.

4.6**	Class C Warrant for the Purchase of Shares of Common Stock, dated September 22, 2003, issued to George Hatsopoulous by the Registrant.

4.7**	Stock Purchase Warrant, dated June 19, 2002, issued to Plexus Services Corp. by the Registrant.

4.8**	Class A Warrant for the Purchase of Shares of Common Stock, dated August 5, 2002, issued to Lancer Offshore, Inc.

5.1**	Opinion of Kramer, Levin, Naftalis & Frankel LLP.

10.1**	Amended and Restated 2000 Nephros Equity Incentive Plan. (1)

10.2**	2004 Nephros Stock Incentive Plan. (1)

10.3**	Form of Subscription Agreement dated as of June 1997 between the Registrant and each Purchaser of Series A Convertible Preferred Stock.

10.4**	Amendment and Restatement to Registration Rights Agreement, dated as of May 17, 2000 and amended and restated as of June 26, 2003, between the Registrant and the holders of a majority of Registrable Shares (as defined therein).

10.5**	Promissory Note dated as of December 26, 2002 issued to Joseph Giamanco by the Registrant.

10.6**	Promissory Note dated as of December 26, 2002 issued to George Hatsopoulous by the Registrant.

10.7**	Employment Agreement dated as of November 21, 2002 between Norman J. Barta and the Registrant. (1)

10.8**	Amendment to Employment Agreement dated as of March 17, 2003 between Norman J. Barta and the Registrant. (1)

10.9**	Amendment to Employment Agreement dated as of May 31, 2004 between Norman J. Barta and the Registrant. (1)

10.10**	Form of Employee Patent and Confidential Information Agreement.

10.11**	Form of Employee Confidentiality Agreement.

10.12**	Settlement Agreement dated June 19, 2002 between Plexus Services Corp. and the Registrant

10.13**	Settlement Agreement dated as of January 31, 2003 between Lancer Offshore, Inc. and the Registrant.

10.14**	Settlement Agreement dated as of February 13, 2003 between Hermitage Capital Corporation and the Registrant.

10.15**	License Agreement dated as of July 1, 2003 between the Trustees of Columbia University in the City of New York and the Registrant.

10.16**	Form of Transmittal Letter Agreement, dated as of April 28, 2004, between each holder of convertible promissory notes due August 7, 2002 and the Registrant.

10.17**	Commitment Agreement between Ronald Perelman and the Registrant, dated as of May 30, 2003.

10.18**	Form of Subscription Agreement between the Registrant and each purchaser of Senior Convertible Bridge Notes due 2004.

10.19**	Supply Agreement between Nephros, Inc. and Membrana GmbH, dated as of December 17, 2003. (2)

10.20**	Employment Agreement dated as of June 16, 2004 between Marc L. Panoff and the Registrant. (1)

10.21**	Manufacturing and Supply Agreement between Nephros, Inc. and Medica s.r.l., dated as of May 12, 2003. (2)

10.22**	License Agreement dated as of July 1, 2004 between the Trustees of Columbia University in the City of New York and the Registrant.

21.1**	Subsidiaries of Registrant.

23.1**	Consent of Grant Thornton LLP.

23.2**	Consent of Kramer, Levin, Naftalis & Frankel LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.3**	Consent of Darby & Darby P.C.

24.1**	Power of Attorney.

99.1**	Consent of Director Nominee (Howard Davis).

99.2**	Consent of Director Nominee (William J. Fox).

**	Previously filed.

(1)	Management contract or compensatory plan arrangement.

(2)	Portions omitted pursuant to a request for confidential treatment.

Item 17.	Undertakings.

The Registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 16, 2004.

By:	/S/ NORMAN J. BARTA
Norman J. Barta President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ NORMAN J. BARTA Norman J. Barta	President, Chief Executive Officer and Director	September 16, 2004

/S/ MARC L. PANOFF Marc L. Panoff	Chief Financial Officer and Principal Accounting Officer	September 16, 2004

/S/ ERIC A. ROSE, M.D.* Eric A. Rose, M.D.	Chairman of the Board of Directors and Director	September 16, 2004

/S/ LAWRENCE J. CENTELLA* Lawrence J. Centella	Director	September 16, 2004

/S/ DONALD G. DRAPKIN* Donald G. Drapkin	Director	September 16, 2004

/S/ W. TOWNSEND ZIEBOLD, JR.* W. Townsend Ziebold, Jr.	Director	September 16, 2004

*By:	/S/ NORMAN J. BARTA
Norman J. Barta Attorney-in-Fact

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant.

3.2**	Amended and Restated By-laws of the Registrant.

4.1**	Specimen of Common Stock Certificate of the Registrant.

4.2**	Form of Underwriter’s Warrant.

4.3**	Form of Convertible Promissory Note due August 7, 2002.

4.4**	Form of Senior Convertible Bridge Notes due 2004.

4.5**	Class C Warrant for the Purchase of Shares of Common Stock, dated September 22, 2003, issued to Joseph Giamanco by the Registrant.

4.6**	Class C Warrant for the Purchase of Shares of Common Stock, dated September 22, 2003, issued to George Hatsopoulous by the Registrant.

4.7**	Stock Purchase Warrant, dated June 19, 2002, issued to Plexus Services Corp. by the Registrant.

4.8**	Class A Warrant for the Purchase of Shares of Common Stock, dated August 5, 2002, issued to Lancer Offshore, Inc.

5.1**	Opinion of Kramer, Levin, Naftalis & Frankel LLP.

10.1**	Amended and Restated 2000 Nephros Equity Incentive Plan. (1)

10.2**	2004 Nephros Stock Incentive Plan. (1)

10.3**	Form of Subscription Agreement dated as of June 1997 between the Registrant and each Purchaser of Series A Convertible Preferred Stock.

10.4**	Amendment and Restatement to Registration Rights Agreement, dated as of May 17, 2000 and amended and restated as of June 26, 2003, between the Registrant and the holders of a majority of Registrable Shares (as defined therein).

10.5**	Promissory Note dated as of December 26, 2002 issued to Joseph Giamanco by the Registrant.

10.6**	Promissory Note dated as of December 26, 2002 issued to George Hatsopoulous by the Registrant.

10.7**	Employment Agreement dated as of November 21, 2002 between Norman J. Barta and the Registrant. (1)

10.8**	Amendment to Employment Agreement dated as of March 17, 2003 between Norman J. Barta and the Registrant. (1)

10.9**	Amendment to Employment Agreement dated as of May 31, 2004 between Norman J. Barta and the Registrant. (1)

10.10**	Form of Employee Patent and Confidential Information Agreement.

10.11**	Form of Employee Confidentiality Agreement.

10.12**	Settlement Agreement dated June 19, 2002 between Plexus Services Corp. and the Registrant.

10.13**	Settlement Agreement dated as of January 31, 2003 between Lancer Offshore, Inc. and the Registrant.

10.14**	Settlement Agreement dated as of February 13, 2003 between Hermitage Capital Corporation and the Registrant.

10.15**	License Agreement dated as of July 1, 2003 between the Trustees of Columbia University in the City of New York and the Registrant.

10.16**	Form of Transmittal Letter Agreement, dated as of April 28, 2004, between each holder of convertible promissory notes due August 7, 2002 and the Registrant.

10.17**	Commitment Agreement between Ronald Perelman and the Registrant, dated as of May 30, 2003.

10.18**	Form of Subscription Agreement between the Registrant and each purchaser of Senior Convertible Bridge Notes due 2004.

10.19**	Supply Agreement between Nephros, Inc. and Membrana GmbH, dated as of December 17, 2003. (2)

10.20**	Employment Agreement dated as of June 16, 2004 between Marc L. Panoff and the Registrant. (1)

10.21**	Manufacturing and Supply Agreement between Nephros, Inc. and Medica s.r.l., dated as of May 12, 2003. (2)

10.22**	License Agreement dated as of July 1, 2004 between the Trustees of Columbia University in the City of New York and the Registrant.

21.1**	Subsidiaries of Registrant.

23.1**	Consent of Grant Thornton LLP.

23.2**	Consent of Kramer, Levin, Naftalis & Frankel LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.3**	Consent of Darby & Darby P.C.

24.1**	Power of Attorney.

99.1**	Consent of Director Nominee (Howard Davis).

99.2**	Consent of Director Nominee (William J. Fox).

**	Previously filed.
(1)	Management contract or compensatory plan arrangement.
(2)	Portions omitted pursuant to a request for confidential treatment.